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                                                  REGISTRATION NO. 333-29635
                                                  FILED UNDER RULE 424(B)(3)


                              UNAPIX ENTERTAINMENT, INC.

                                   SUPPLEMENT NO. 1
                                DATED JANUARY 7, 1998
                                          TO
                                      PROSPECTUS
                                 DATED JULY 21, 1997




     The Company has obtained a short term loan from Mezzanine Financial Corp. ("Mezzanine"; such loan being referred to as the "Mezzanine Loan") and has also obtained short term loans (the "Pearlman and Lawi Loans") from Messrs. Pearlman and Lawi. Messrs. Pearlman and Lawi are officers and directors of the Company and Mezzanine. In addition, Walter M. Craig, Jr., a director of the Company, is also an officer and director of Mezzanine. The loans were extended in order to enable the Company to fund program acquisitions in accordance with its current expansion plans pending the expected completion of a private offering of convertible notes described below. The Company usually charges interest of between 1.25% and 1.5% per month on the advances it extends to producers in connection with program acquisitions.

     The Mezzanine Loan is in the amount of $750,000 and matures on December 31, 1998. Interest accrues at an annual rate of 15%; 2% per month for each of the first three months of the Loan and 1% a month thereafter. The loan may be prepaid at any time without premium or penalty. If the Mezzanine Loan is not repaid within 30 days of its funding, Mezzanine will be entitled to receive 6,250 common stock purchase warrants ("Mezzanine Warrants") for every 30 day period that the Mezzanine Loan has been outstanding, up to a maximum of 75,000 such warrants. Each Mezzanine Warrant will have a term expiring on June 30, 2003 and will entitle the holder to purchase one share of Common Stock at an exercise price of $6.00 per share. Mezzanine has been granted a security interest in substantially all of the Company's assets to secure the facility.

     The Pearlman and Lawi Loans are demand loans in the aggregate amount of $250,000; $150,000 of which was extended by Mr. Pearlman and $100,000 of which was extended by Mr. Lawi. Outstanding amounts under the Pearlman and Lawi Loans accrue interest at the rate of 12% per annum. Similar to the Mezzanine Loan, the Pearlman and Lawi Loans can be prepaid at any time without premium or penalty.

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     The Company is currently offering to a select group of accredited investors up to $5,000,000 principal amount of 10% Convertible Subordinated Notes due June 30, 2003, convertible into Common Stock at a price of $5.00 per share (a "Note"). Proceeds from the offering are intended to be used
principally to acquire entertainment programming.   For every $250,000
principal amount of Notes converted, the investor will also be entitled to receive warrants to purchase 25,000 shares of Common Stock at an exercise price of $6.00 per share expiring June 30, 2003 ("Warrants"). The Notes and Warrants, and the shares of Common Stock issuable upon conversion or exercise of the Notes and Warrants, are being offered in a private placement, pursuant to an exemption to the registration requirements of the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The purchasers of the Notes will have certain registration rights with respect to the shares of Common Stock issuable upon conversion or exercise of the Notes or Warrants. The Company may, in its discretion, sell in excess of $5,000,000 of Notes. There is no assurance that the offering will be successfully completed or that the terms of the Notes will be identical to the terms described herein.

     Terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Prospectus.





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